                                                              Exhibit 20
To Our Shareholders:

We would like to share with you the financial results and some highlights from our second fiscal quarter ended November 30, 2002.

Net sales for the second quarter of fiscal 2003 were $2.9 million, an increase of 4 percent from net sales of $2.8 million in the same quarter of the prior year. Operating loss for the second quarter was $1.7 million compared with $1.1 million for the second quarter of fiscal 2002. Net loss for the quarter was $2.0 million, or $0.28 per share, compared with a net loss of $774,000, or $0.11 per share, in the same quarter a year ago. Net loss for the quarter included income tax expense of $21,000, whereas in the second quarter of fiscal 2002, income tax benefit of $261,000, or $0.04 per share, was recorded.

In the quarter ended November 30, 2002, we recorded under 'Other expense, net' a $365,000, or $0.05 per share, non-cash impairment to an investment, to reflect current market conditions affecting the investment's valuation. This investment is in a development partner for our FOX full wafer contactor products.

For the six months ended November 30, 2002, net sales were $6.4 million, an increase of 14 percent from net sales of $5.6 million in the comparable period of fiscal 2002. Operating loss for the six months ended November 30, 2002 was $2.8 million compared with $2.3 million for the same period of the
prior fiscal year.   Net loss for the six months was $2.9 million, or $0.40
per share. Net loss for the comparable period of fiscal 2002 was $1.4 million, or $0.20 per share, including an income tax benefit of $560,000, or $0.08 per share. Loss before the tax benefit for the six months ended November 30, 2001 was $2.0 million, or $0.28 per share.

As of November 30, 2002, we had no outstanding debt. Our cash, short-term investments and long-term investments totaled $11.7 million, working capital was $23.2 million and book value per share was $3.77. Our long-term investments consist of interest bearing securities with maturities of less than 18 months.

Our second quarter performance was impacted by the protracted downturn in the semiconductor industry. As a result, net sales were sequentially lower than those of the first quarter of fiscal 2003. Although economic conditions
remain difficult, we see some positive developments.   In the second quarter,
we saw some capacity expansion in the DRAM marketplace as demand and prices for DDR chips increased. As a result, we sold and shipped two MTX massively parallel test systems in the second quarter. We believe that this capacity expansion will continue in the third quarter of fiscal 2003, which bodes well for additional MTX orders. We also see potential additional orders this quarter for our MAX4 higher current burn-in and test systems for handheld wireless and wireless communication ICs. We've already booked an order for two MAX4 systems in the third quarter.

We continue to see a strong interest in our innovative FOX full wafer contact test and burn-in systems. We believe that IC manufacturers are considering our FOX BIST tester currently being developed as a solution to reduce their escalating test costs for flash and embedded memory products. We are confident about the market potential of our FOX family of products and expect
to see an order for our FOX BIST tester over the next few quarters.   We are
cautiously optimistic that net sales for the third quarter will improve when compared with those of the quarter just reported, due to potential sales of our core products resulting from positive industry demand trends. Our balance sheet allows us to continue investing in next generation systems, such as the FOX product line, to move the Company into new, larger markets and drive long-term growth.

Your continued support during these difficult times is greatly appreciated by everyone at Aehr Test.


        /S/ RHEA J. POSEDEL                  /S/ C.J. MEURELL
        Rhea J. Posedel                      C.J. Meurell
        CEO and Chairman                     President and COO


CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)
(unaudited)

                                                    Three Months Ended     Six Months Ended
                                                     Nov 30,    Nov 30,    Nov 30,    Nov 30,
                                                      2002       2001       2002       2001
                                                   ---------- ---------- ---------- ----------
Net sales......................................       $ 2,928    $ 2,822    $ 6,436    $ 5,627
Cost of sales..................................         1,908      1,401      3,857      2,811
                                                   ---------- ---------- ---------- ----------
Gross profit...................................         1,020      1,421      2,579      2,816
                                                   ---------- ---------- ---------- ----------
Operating expenses:
  Selling, general and administrative..........         1,452      1,500      3,163      3,131
  Research and development.....................         1,234        999      2,195      1,965
                                                   ---------- ---------- ---------- ----------
    Total operating expenses...................         2,686      2,499      5,358      5,096
                                                   ---------- ---------- ---------- ----------
Loss from operations...........................        (1,666)    (1,078)    (2,779)    (2,280)

Interest income................................            58        145        141        313
Other expense, net.............................          (363)      (102)      (259)        (1)
                                                   ---------- ---------- ---------- ----------
Loss before income taxes.......................        (1,971)    (1,035)    (2,897)    (1,968)

Income tax expense (benefit)...................            21       (261)       (18)      (560)
                                                   ---------- ---------- ---------- ----------
Net Loss.......................................       $(1,992)   $  (774)   $(2,879)   $(1,408)
                                                   ========== ========== ========== ==========

Net loss per share (basic).....................       $ (0.28)   $ (0.11)   $ (0.40)   $ (0.20)
Net loss per share (diluted)...................       $ (0.28)   $ (0.11)   $ (0.40)   $ (0.20)

Shares used in per share calculation (basic)...         7,164      7,128      7,174      7,125
Shares used in per share calculation (diluted).         7,164      7,128      7,174      7,125


CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

                                                              Nov 30,       May 31,
                                                               2002          2002
                                                           (unaudited)
                                                            ----------     ----------
Assets
Current assets:
  Cash and cash equivalents ..........................         $ 7,153        $ 7,485
  Short-term investments .............................           4,217          8,003
  Accounts receivable.................................           3,864          3,132
  Inventories ........................................           8,856          8,633
  Prepaid expenses and other .........................           2,353          2,373
                                                            ----------     ----------
      Total current assets ...........................          26,443         29,626

Property and equipment, net ..........................           2,106          2,356
Long-term investments ................................             308             --
Other assets, net ....................................           1,558          1,836
                                                            ----------     ----------
      Total assets ...................................         $30,415        $33,818
                                                            ==========     ==========

Liabilities and shareholders' equity
Current liabilities:
  Accounts payable ...................................         $   656        $   874
  Accrued expenses ...................................           2,147          2,260
  Deferred revenue ...................................             409            540
                                                            ----------     ----------
      Total current liabilities ......................           3,212          3,674

Deferred revenue .....................................              35             35
Deferred lease commitment ............................             256            224
                                                            ----------     ----------
      Total liabilities ..............................           3,503          3,933
                                                            ----------     ----------
Shareholders' equity:
  Common stock........................................              71             72
  Additional paid-in capital .........................          36,283         36,387
  Accumulated deficit ................................         (10,947)        (8,068)
  Net unrealized gain on investments..................               9              2
  Cumulative translation adjustment...................           1,496          1,492
                                                            ----------     ----------
      Total shareholders' equity .....................          26,912         29,885
                                                            ----------     ----------
      Total liabilities and shareholders' equity .....         $30,415        $33,818
                                                            ==========     ==========

"Safe Harbor" Statement: This letter contains forward-looking statements that involve risks and uncertainties relating to projections regarding industry growth and customer demand for the Company's products. Actual results may vary from projected results. These risks and uncertainties include economic conditions in Asia and elsewhere, world events, acceptance by customers of the FOX, MTX, MAX and DiePak technologies, the ability of the Company to gain business in China, the Company's development and manufacture of a commercially successful wafer-level burn-in system, and the potential emergence of alternative technologies, which could adversely affect demand for the Company's products in fiscal year 2003. See the Company's 10-K and most recent 10-Q reports filed with the SEC for additional risks affecting the Company.